UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Subject Company)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
CollaGenex Pharmaceuticals, Inc.
41 University Drive
Newtown, Pennsylvania 18940
Attention: Andrew K. W. Powell, Secretary
Telephone: (215) 579-7388
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Attention: Robert S. Reder, Esq.
Telephone: (212) 530-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2008, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended, the “Statement”) initially filed with the SEC on March 10, 2008 by CollaGenex Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Statement relates to a tender offer by Galderma Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Galderma Laboratories, Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share, at a purchase price of $16.60 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on March 10, 2008, by Purchaser and Parent, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The information in the Statement is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8.     Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by replacing the last two sentences of the second paragraph under the heading “(c) Regulatory Approvals”, which begins “The ultimate parent entities...” with the following:
     “At 11:59 p.m., New York City time, on March 18, 2008, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”
Item 9.     Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by the Company dated March 19, 2008.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Statement is true, complete and correct.

COLLAGENEX PHARMACEUTICALS, INC.
By:	/s/ Colin W. Stewart
	Name:	Colin W. Stewart
	Title:	President and Chief Executive Officer

Dated as of March 19, 2008